APPLE LANE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. **NATURE OF BUSINESS**

   Apple Lane Group, LLC ("the Company") was formed as a Massachusetts Limited Liability Company on November 13, 2003 and became a FINRA registered broker / dealer on June 1, 2004. The Company acts as a placement agent in the issuance of private placement securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition – The Company receives private placement fees from a limited number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured. The Company received a fee from one client in 2015.

   Income Taxes – The Company is organized as a single member limited liability company and is not subject to federal or state income taxes. Income is taxable to the individual member. The Company recognizes in its financial statements the impact of a tax position if that position more likely than not would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2015 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company is subject to audit by the IRS for tax periods commencing January 1, 2012.

   Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

   Subsequent Events - The Company has evaluated all subsequent events through February 2, 2016, the date the financial statements were available to be issued.

3. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $33,131, which was $28,131 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.7 to 1.

4. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3 under provision (k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private equity funds and private placements of securities structured primarily as equity or debt of private equity funds.

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